Exhibit (a)(1)(viii)
      This announcement is not an offer to purchase or a solicitation of an offer to sell Common Shares or ADSs (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated September 29, 2006 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Common Shares and ADSs. The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Common Shares and ADSs in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
NOTICE OF OFFER TO PURCHASE FOR CASH
All Outstanding Common Shares and
All Outstanding American Depositary Shares
(each outstanding American Depositary Share representing one Common Share and evidenced by an American Depositary Receipt)
of
WIDERTHAN CO., LTD.
at
$17.05 Net Per Common Share and Per American Depositary Share
by
RN INTERNATIONAL HOLDINGS B.V.
an indirect wholly-owned subsidiary
of
REALNETWORKS, INC.
      RN International Holdings B.V., a private company with limited liability organized under the laws of the Netherlands (the “Offeror”), and an indirect wholly-owned subsidiary of RealNetworks, Inc., a Washington corporation (the “Parent”), is offering to purchase all outstanding common shares, par value KRW500 per share (the “Common Shares”) and American Depositary Shares, each representing one Common Share and evidenced by an American Depositary Receipt issued by JP Morgan Chase Bank, N.A. (“ADSs”) of WiderThan Co., Ltd., a company with limited liability organized under the laws of the Republic of Korea (the “Company”), at U.S. $17.05 per Common Share and per ADS (or any higher price per Common Share and per ADS that is paid in the tender offer, the “Offer Price”), in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2006 (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Following the expiration of the Offer (as may be extended pursuant to Article I of the Combination Agreement (as defined below)), the portion of the Offer consideration to be paid in exchange for ADSs will be delivered to Mellon Investor Services LLC (the “ADS Depositary”) and the portion of the Offer consideration to be paid in exchange for Common Shares will be delivered to Samsung Securities Co., Ltd. (the “Common Share Depositary”). Holders of ADSs will receive the Offer Price in U.S. dollars, net to the seller in cash without interest thereon, less any required withholding taxes. Holders of Common Shares will receive the Korean Won equivalent of the Offer Price, calculated by converting the Offer Price into Korean Won using the conversion rate available to the Offeror on the business day on which the Offer consideration is transferred to the Common Share Depositary, net to the seller in cash without interest thereon, less any required withholding taxes.
      THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, OCTOBER 27, 2006, UNLESS THE OFFER IS EXTENDED.
      This Offer is being made pursuant to a Combination Agreement, dated as of September 12, 2006 (as it may be amended, from time to time, the “Combination Agreement”), by and among the Parent, the Offeror and the Company. The Board of Directors of the Company determined that the Combination Agreement and the transactions contemplated thereby, including the Offer, are advisable, fair to and in the best interests of the Company and its shareholders, approved the Combination Agreement and the transactions contemplated thereby, and recommended that Company shareholders tender their Common Shares and ADSs in the Offer.
      The Offer is subject to the following conditions:

•	There be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Common Shares (including Common Shares underlying ADSs), that, together with any Common Shares (including Common Shares underlying ADSs) then owned by the Offeror and the Parent, represent a number of Common Shares (including Common Shares underlying ADSs) equal to at least sixty-seven percent (67%) of the sum of (x) all then outstanding Common Shares (including Common Shares underlying ADSs) plus (y) all Common Shares (including Common Shares underlying ADSs) issuable upon the exercise of all then outstanding options, warrants and other rights to purchase or otherwise acquire Common Shares (the “Minimum Condition”);

•	The business combination report required for the Offer under the Korean Monopoly Regulation and Fair Trade Act shall have been duly approved by the Korean Fair Trade Commission or the relevant waiting period shall have expired or been terminated after filing the report without any objection from the Korean Fair Trade Commission;

•	Any waiting period applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated;

•	All authorizations, consents, clearances, orders or approvals that are required under applicable law, or by any governmental entity in connection with the Offer, shall have been obtained without any conditions thereto;

•	All declarations or filings that are required to be made or submitted under applicable law or by any governmental entity in connection with the Offer shall have been made or submitted;

•	All waiting periods that are imposed by applicable law or by any governmental entity in connection with the Offer shall have expired or been terminated;

•	No governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which is in effect and which has the effect of making any of the transactions contemplated by the Combination Agreement illegal or otherwise prohibiting consummation of any of the transactions contemplated by the Combination Agreement;

•	There shall not be instituted or pending any action or proceeding that would reasonably be likely to result in any governmental entity of competent jurisdiction issuing an order that would have the effect of making any of the transactions contemplated by the Combination Agreement illegal or otherwise prohibiting consummation of any of the transactions contemplated by the Combination Agreement;

•	Parent and/or the Company shall have received a sufficient number of valid ballots voting, or proxies designating the Parent or its designees as proxy to vote, Common Shares and ADSs in favor of a shareholder proposal to duly elect Parent’s designees to the Company’s Board of Directors at a special meeting of the Company’s shareholders;

•	The representations and warranties of the Company set forth in the Combination Agreement shall have been true and correct on the date thereof and shall be true and correct on and as of the scheduled expiration of the Offer (as may be extended pursuant to Article I of the Combination Agreement) as though made on and as of such date (except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (ii) for changes contemplated by the Combination Agreement, and (iii) where the failure to be true and correct (without regard to any materiality or Company Material Adverse Effect (as defined in the Combination Agreement) qualifications contained therein), individually or in the aggregate, has not had, and would not be reasonably expected to have, a Company Material Adverse Effect); and the Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect;

•	Other than those covenants and other obligations which by their terms are to be performed after the scheduled expiration of the Offer (as may be extended pursuant to Article I of the Combination Agreement), the Company shall have performed in all material respects all obligations required to be performed by it under the Combination Agreement on or prior to the scheduled expiration of the Offer (as may be extended pursuant to Article I of the Combination Agreement); and the Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect;

•	There shall not be instituted or pending any action or proceeding in which a governmental entity is (i) challenging or seeking to restrain or prohibit the consummation of any of the transactions contemplated by the Combination Agreement, (ii) seeking to prohibit or limit the Parent’s or the Offeror’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Company following the consummation of the transactions contemplated by the Combination Agreement or (iii) seeking any divestiture by the Parent or any of its affiliates of shares of capital stock or any business, assets or property of the Parent or the Offeror or the Company, as a condition to approving any of the transactions contemplated by the Combination Agreement, or the imposition of any limitation on the ability of the Parent, the Offeror or the Company or any of their respective affiliates to conduct their respective businesses or to own or exercise control of their respective stock, assets or properties as a condition to approving any of the transactions contemplated by the Combination Agreement; and

•	Parent shall have received written and notarized resignations in forms satisfactory to Parent executed by each director of the Company which shall be effective as of the date of the special meeting of the Company.

      If any of these conditions is not satisfied at or prior to the scheduled expiration of the Offer, the Offeror (a) will not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), pay for Common Shares and ADSs that are tendered in the Offer, and (b) may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any Common Shares and ADSs that are tendered in the Offer. The Parent or the Offeror may waive any of the conditions to the Offer, except for the Minimum Condition, which requires the Company’s prior written consent if less than a majority of the Common Shares and ADSs have been validly tendered into the Offer. The Offer is not conditioned upon the Parent or the Offeror obtaining financing.
      After the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived, but 100% of the Common Shares and ADSs have not been tendered, the Offeror, subject to certain conditions, may extend the Offer for a subsequent offering period (a “Subsequent Offering Period”) of between three and twenty business days to permit additional tenders of Common Shares and ADSs. No withdrawal rights apply to Common Shares and ADSs tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Common Shares and ADSs previously tendered in the Offer and accepted for payment.
      For purposes of the Offer, the Offeror shall be deemed to have accepted for payment validly tendered Common Shares and ADSs when, as and if the Offeror gives oral or written notice to Mellon Investor Services LLC (the “ADS Depositary”) and Samsung Securities Co. Ltd. (the “Common Share Depositary”) of the Offeror’s acceptance for payment of the tenders of such Common Shares and ADSs.
      Payment for Common Shares tendered and accepted for payment pursuant to the Offer will be made only after the tendering holder, or the tendering holder’s attorney-in-fact (a) has opened a securities account with the Common Share Depositary in the manner described herein, (b) has timely delivered a properly completed and duly executed Letter of Transmittal to the Common Share Depositary and (c) has timely delivered the certificate(s) representing such Common Shares to the Common Share Depositary or has timely delivered the Common Shares to the Common Share Depositary by effecting an account transfer.

      Payment for the ADSs tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the ADS Depositary of (i) American Depositary Receipts (“ADRs”) representing ADSs (or a confirmation of a book-entry transfer of the ADSs into the Depositary’s account at The Depository Trust Company), (ii) a properly completed and duly executed Letter of Transmittal and (iii) any other required documents.
      Tenders of Common Shares and ADSs made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after November 27, 2006 unless such Common Shares and ADSs have been accepted for payment as provided in the Offer to Purchase; provided, however, that there will be no withdrawal rights during any Subsequent Offering Period. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the ADS Depositary (with respect to ADSs) and the Common Share Depositary (with respect to Common Shares) at their respective addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Common Shares and ADSs to be withdrawn, the number of Common Shares and ADSs to be withdrawn and the name in which the certificates representing such Common Shares and ADRs representing such ADSs are registered, if different from that of the person who tendered the Common Shares and ADSs. If share certificates representing Common Shares and ADRs representing ADSs to be withdrawn have been delivered or otherwise identified to the ADS Depositary (with respect to ADSs) or the Common Share Depositary (with respect to Common Shares), then, prior to the physical release of such certificates or ADRs, the serial numbers shown on such certificates or ADRs must be submitted to the ADS Depositary (with respect to ADSs) and the Common Share Depositary (with respect to Common Shares) at their respective addresses and, unless such Common Shares and ADSs have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If ADSs have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal also must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn ADSs.
      The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.
      The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of ADSs and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of ADSs. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Common Shares.
      The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company’s Board of Directors and the reasons therefor) contain important information. Security holders should carefully read these documents in their entirety before any decision is made with respect to the Offer.
      Any questions or requests for assistance with respect to ADSs may be directed to the Information Agent or the U.S. Dealer Manager using their respective contact information as set forth below. Any questions and requests for assistance with respect to Common Shares should be directed to the Common Share Depositary, at its address and telephone number set forth on the back cover of the Offer to Purchase. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or, in the United States, the Dealer Manager as set forth below, or, in Korea, to the Common Share Depositary and copies will be furnished promptly at the Offeror’s expense. Security holders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Security Holders Call Toll-Free: (888) 750-5834
Banks and Brokers Call Collect: (212) 750-5833
E-mail: info@innisfreema.com (materials requests only)
The U.S. Dealer Manager for the Offer is:
Lehman Brothers
(888) 610-5877
September 29, 2006